

July 27, 2016

VIA E-MAIL

Taylor V. Edwards, Esq.
Vice President & Senior Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York   10281-1008

> Re: Oppenheimer International Growth and Income Fund
> Initial Registration Statement on Form N-1A
> File Nos. 333-212291 and 811-23163

Dear Mr. Edwards:

On June 29, 2016, you filed a registration statement on Form N-1A on behalf of Oppenheimer International Growth and Income Fund (the "Fund"). Based upon Securities Act Release No. 6510 (Feb. 15, 1984) and the representations contained in your letter dated June 29, 2016, we conducted a selective review of the registration statement. We have provided our comments below. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

Prospectus

General

1. Ticker Symbols: Please update the Fund's series and class identifiers to reflect the ticker symbols for each class. See Rule 313(b)(1) of Regulation S-T.

2. Under Section 6 (a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page on all pre-effective amendments meet the requirements of Section 6(a). If you intend to rely on a Power of Attorney with respect to the signatures of such officers and trustees, please note that a Power of Attorney specifically referencing this filing must be filed in this registration statement. See Rule 483 under the Securities Act of l933.

Portfolio Turnover

3. Please add disclosure indicating that no portfolio turnover rate is included because the Fund is new.

Principal Investment Strategies and Risks

4. We note the Fund's name includes the term "International." The disclosure states that "[t]he Fund mainly invests in the common stock of growth companies that are domiciled or have their primary operations outside of the United States" and that the Fund will invest "at least 65% of its total assets in common and preferred stocks of issuers in at least three different countries outside of the United States." Please confirm to the staff that the Fund will not treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S. as tied economically to countries outside the U.S., unless the Fund demonstrates to the staff that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the countries outside the U.S. or has at least 50% of its assets in such countries.

5. The Risk/Return Summary identifies the Fund's use of "hedging and certain derivative instruments to seek capital appreciation or to manage investment risks" as a "non-principal" investment strategy. Please reconcile this with the disclosure in Item 9 that states "[t]he Fund can invest up to 25% of net assets in derivatives to seek increased returns or to try to hedge investment risks."

6. Please explain in plain English "attractive dividend yield and yield growth" and "generally lower payout ratio."

7. Please consider disclosing the risks associated with investing in large cap companies.

8. Since investing in preferred stocks is identified as a principal strategy, please disclose the specific risks associated with investing in preferred stocks.

9. Please consider disclosing in the Summary Section and in the Item 9(c) disclosure the risks associated with investing in a new fund (*e.g.*, the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

The Fund's Performance

10. Please supplemetally identify to the staff the broad based securities index that the Fund intends to use.

More About the Fund - Other Investment Strategies and Risks

11. We note your statement that the Fund's concentration limits do not apply to securities issued by investment companies. Please be advised that it is the Staff's position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please revise your disclosure accordingly (and consistent with the disclosure in the SAI).

12. The disclosure states that the Fund can invest up to 25% of net assets in derivatives to seek increased returns or to try to hedge investment risks.

    a. Please ensure that this derivatives disclosure is not generic or "boiler plate" and that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; See also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf.

    b. If the Fund will enter into swap transactions, please specify the types of swaps and whether the Fund will be the buyer or seller of such swaps. In this regard, please note that if the Fund will invest in total return swaps, it must set aside assets per Investment Company Act Release No. 10666 (Apr. 18, 1979), and if the Fund will sell credit default swaps, it must set aside the full notional value of the swap.

13. We note that the Fund may invest in Class E shares of the Oppenheimer Institutional Money Market Fund. Please confirm that in the event that Acquired Fund Fees and Expenses (AFFE) were to exceed 0.01% of the average net assets of the Fund, you would include a line item for AFFE in the fee table.

14. Given your statement that the Fund may engage in active and frequent trading to try to achieve its investment objective and may have a portfolio turnover rate of over 100% annually, please include "active and frequent trading" as a principal strategy and "High Portfolio Turnover" as a principal risk of investing in the Fund.

Statement of Additional Information

Other Investments and Investment Strategies

15. *Reverse Repurchase Agreements*. Please disclose that the purchase of reverse repurchase agreements constitute borrowings. In addition, please disclose leveraging as a related risk.

Trustees and Officers

16. In the Table listing the trustees, please clarify in the heading "Other Trusteeship/Directorships Held" that the trusteeships/directorships are positions held during the past five years. (We note that the Table states that the principal occupations are positions held during the past 5 years, but it is not clear that this includes trusteeships/directorships. Please clarify.) See Form N-1A Item 17.

The Manager and the Sub-Adviser

17. Please furnish the information required by Item 19(a)(3) of Form N-1A, which requires the method of calculating the advisory fee payable by the Fund. Please note that the staff considers subadvisory fees to be payable by the Fund. Also, please confirm to the staff whether the Fund relies on a multi-manager order granting aggregate fee disclosure relief. We may have further comments.

Appendix A

18. We note that Appendix A of the SAI provides information about special sales charge arrangements. Please explain why this information is not incorporated into the SAI, but is, instead, in an appendix. We may have further comments. Also, with respect to section II.A, the disclosure indicates that sales charges will be waived for certain individuals subject to the requirement that they receive Fund documents electronically. Please note that the staff does not permit the imposition of a charge for paper delivery of documents. We also do not permit the waiver of charges if an investor elects electronic delivery, which is the same as charging for paper.

Financial Statements, Exhibits, and Other Information

19. Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

General Comments

We note that portions of the filings are incomplete (or in brackets). We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Fund acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6765 or cowanm@sec.gov.

Sincerely,

/s/ Mark Cowan

Mark Cowan
Senior Counsel